SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 6)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
December 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares (as defined below) granted to BSREP II Board (as defined below), 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), as reported in the Issuer’s quarterly report for the quarter period ending September 30, 2020 on the Form 10-Q (the “10-Q”) filed with the Securities and Exchange Commission on November 12, 2020, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

Page 2 of 32 Pages

CUSIP No. 44107J108	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 3 of 32 Pages

CUSIP No. 44107J108	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 4 of 32 Pages

CUSIP No. 44107J108	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 5 of 32 Pages

CUSIP No. 44107J108	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 6 of 32 Pages

CUSIP No. 44107J108	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 7 of 32 Pages

CUSIP No. 44107J108	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Master Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 8 of 32 Pages

CUSIP No. 44107J108	13D	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 9 of 32 Pages

CUSIP No. 44107J108	13D	Page 10 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 10 of 32 Pages

CUSIP No. 44107J108	13D	Page 11 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 11 of 32 Pages

CUSIP No. 44107J108	13D	Page 12 of 12 Pages

1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
29,034,656.31*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
29,034,656.31*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,034,656.31*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Page 12 of 32 Pages

Schedule 13D/A

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original 13D”), as amended and supplemented by Amendment No. 1 on February 28, 2018 (“Amendment No. 1”), Amendment No. 2 on January 3, 2019 (“Amendment No. 2”), Amendment No. 3 on February 27, 2019 (“Amendment No. 3”), Amendment No. 4 on January 3, 2020 and Amendment No. 5 on August 18, 2020 (the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, collectively, the “Amended Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amended Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

The Reporting Persons are filing this Amendment to reflect an amendment (the “LPA Amendment”), dated December 24, 2020, to the Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (as amended, the “A&R LPA”), which amendment was entered into by and between the Issuer, in its capacity as the general partner of its operating partnership, Hospitality Investors Trust Operating Partnership, L.P., and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (the “Brookfield Investor”), one of the Reporting Persons.

In connection with the LPA Amendment, the Reporting Persons are also filing this Amendment to reflect their new percentage of beneficial ownership of the Issuer, which has increased as a result of the issuance by the Issuer to the Brookfield Investor of 365,843.03 Class C Units on September 30, 2020, as payments-in-kind for the quarterly distributions declared on Class C Units pursuant to the A&R LPA.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is amended by adding the following paragraph beneath the eighteenth paragraph under the subheading “Distributions” under the subheading “Terms of the Class C Units”:

On September 30, 2020, the Brookfield Investor received 365,843.03 Class C Units as a payment-in-kind dividend on 28,631,193.29 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the A&R LPA. As a result of the foregoing transactions, the Brookfield Investor owned 28,997,036.31 C Units (adjusted by .01 unit due to rounding) on September 30, 2020.

Item 4 of the Amended Schedule 13D is amended by adding the following new section above the subheading “Additional Plans or Proposals”:

LPA Amendment

On December 24, 2020, the Issuer, in its capacity as the general partner of its operating partnership, Hospitality Investors Trust Operating Partnership, L.P., entered into the LPA Amendment to the A&R LPA with the Brookfield Investor, the holder of all issued and outstanding units of limited partner interest in the OP entitled Class C Units.

Pursuant to the A&R LPA, holders of Class C Units are generally entitled to receive, with respect to each Class C Unit, fixed, quarterly, cumulative cash distributions at a rate of 7.50% per annum and fixed, quarterly, cumulative distributions payable in additional Class C Units at a rate of 5% per annum (“PIK Distributions”). Pursuant to the LPA Amendment, the cash distribution payable on December 31, 2020 will be converted into a PIK Distribution such that, on that date, no cash distribution will be paid and the quarterly PIK Distribution paid will be at a rate of 12.5% per annum. The LPA Amendment also provides that, if a definitive agreement among the Company, the OP and the Brookfield Investor relating to the recapitalization of the Company and the OP and/or the Brookfield Investor’s investment therein is not entered into by March 31, 2021, on that date and subject to certain conditions, the OP will be required to redeem 60% of the Class C Units paid as PIK Distributions on December 31, 2020 (i.e., the Class C Units paid in respect of the cash distributions that would have been payable on December 31, 2020 but were converted into a PIK Distribution, as described above) for an amount in cash equal to the liquidation preference of such Class C Units (such redemption, the “PIK Redemption”).  This required redemption is subject to certain conditions, including that the OP has Legally Available Funds (as defined in the A&R LPA) and that cash is available to make the payment after taking into account the actual cost of certain capital expenditures and contractual reserves without requiring the incurrence of additional debt, the issuance of additional securities or the consummation of any asset sales.

Page 13 of 32 Pages

In Item 4 of Amendment No. 5, the words “Item 4 of the Schedule 13D is hereby supplanted by the following paragraph” are hereby replaced by the following words:  “Item 4 of the Amended Schedule 13D is hereby supplemented with the following paragraph”.

Item 4 of the Amended Schedule 13D is amended by replacing the paragraph that was supplemented in Amendment No. 5 referenced above with the following:

As previously disclosed, as part of the Reporting Persons’ intention to review on a continuing basis their investment in the Issuer, the Reporting Persons have been engaged in discussions with the Issuer regarding the Issuer’s strategic and liquidity alternatives in connection with the Issuer’s additional liquidity needs from sources other than property operations.  The Reporting Persons intend to continue to have discussions with the Issuer regarding these matters in order to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters, including a potential recapitalization of the Company and the OP and/or the Brookfield Investor’s investment therein.  There can be no assurance that any of the matters described herein will be completed, and nothing herein is or shall be deemed to be an offer to buy, or the solicitation of any offer to sell, any equity, convertible debt or debt securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the entirety of Item 5 of the Amended Schedule 13D as set forth below.

(a), (b) The following sentences assume that there is a total of 68,079,661.31 shares of Common Stock outstanding, which includes (i) the 39,082,625 shares of Common Stock outstanding as of November 1, 2020, (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), as reported in the 10-Q, and (ii) 28,997,036.31 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

The Brookfield Investor directly holds 28,997,036.31 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 37,620 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 29,034,656.31 shares of Common Stock as of the date hereof, which constitutes 42.65% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 28,997,036.31 Class C Units and 37,620 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited, BHC, BUSHI, BUSI, BUSC Finance, BPMH, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

(c) Except as set forth in this Amendment, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

Page 14 of 32 Pages

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

 (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the LPA Amendment set forth in Item 4 is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
14
Seventeenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of December 24, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on December 28, 2020 (Commission File No. 000-55394)).

Page 15 of 32 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BUSC FINANCE LLC

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

Page 16 of 32 Pages

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

Page 17 of 32 Pages

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.
Jeffrey M. Blidner, Director and Vice Chairman	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	Corporate Director	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada
J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada
Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon, Rio de Janeiro	Former CEO of Vale SA	Brazil
Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain
Cyrus Madon, Managing Partner, Chief Executive Officer Private Equit	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada
Lord Augustine Thomas O’Donnell, Director	Frontier Economics Limited, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom
Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Page 18 of 32 Pages

Ngee Huat Seek, Director	501 Orchard Road #08—01 Wheelock Place Singapore 238880	Chairman, Global Logistic Properties	Singapore
Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A and Canada
Justin Beber, Managing Partner, Head of Corporate Strategy Chief Legal Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of BAM	Canada
Janice Fukakusa, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Sachin Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A
Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	Canada
Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada
Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada
Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Page 19 of 32 Pages

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada
Brian D. Lawson, Director and President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator – Corporate Secretary of Brookfield	Canada
Brian W. Kingston, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, Chief Executive Real Estate of Brookfield	Canada
Cyrus Madon, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada
Samuel J.B. Pollock, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada
Sachin Shah, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada
Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of Brookfield	Canada

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

Page 20 of 32 Pages

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aleks Novakovic, Director,	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Thomas Douglas Corbett, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada
Katayoon Sarpash, Director, Vice President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Cam Ha, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Tax of Brookfield	Canada
Bowen Li, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Finance of Brookfield	Canada
Tim Wang, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

Page 21 of 32 Pages

SCHEDULE V

Brookfield US Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of Brookfield	U.S.A
Karly Dyck Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Jordan Kolar, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Mark Srulowitz Director, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Josh Zinn, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, Capital Markets & Treasury Brookfield	Australia
Connor Teskey, Director	One Canada Square, Level 25 Canary Wharf London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Director, Tax, Brookfield	U.S.A
Scott Simonston, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice President, Capital Markets & Treasury	U.S.A

Page 22 of 32 Pages

SCHEDULE VI

BUSC Finance LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Srulowitz, Manager and President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner, Private Funds, Brookfield	U.S.A.
Jordan Kolar, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director, Tax, Brookfield	U.S.A.
Josh Zinn, Manager	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Brookfield	Australia
Karly Dyck, Manager	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Capital Markets & Treasury of Brookfield	Canada
Katayoon Sarpash, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada
Justin Nye, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Director, Tax, Brookfield	U.S.A
Scott Simonston, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice President, Capital Markets & Treasury	U.S.A

Page 23 of 32 Pages

SCHEDULE VII

Brookfield Property Master Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

Page 24 of 32 Pages

SCHEDULE VIII

Brookfield Property Group LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian W. Kingston, Director and Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Director and Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Leila Araiche, Managing Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Canada
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Director and Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

Page 25 of 32 Pages

Brian Hurowitz, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Jonathan Kramer, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A.
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

Page 26 of 32 Pages

SCHEDULE IX

Brookfield Strategic Real Estate Partners II GP OF GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

Page 27 of 32 Pages

Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Richard Shih	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

SCHEDULE X

Brookfield Strategic Real Estate Partners II GP L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil

Page 28 of 32 Pages

Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Mark Srulowitz, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

Page 29 of 32 Pages

SCHEDULE XI

Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian W. Kingston, Chief Executive Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Bryan Davis, Chief Financial Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	Canada
Lowell Baron, Chief Investment Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
William Powell, Chief Operating Officer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Cristiano Machado, Managing Director and Assistant Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Director	Brazil
Brett Fox, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Murray Goldfarb, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
David J. Stalter, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A
Carolyn Bidwell, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Bryan Smith, Senior Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A

Page 30 of 32 Pages

Melissa Lang, Senior Vice President and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	U.S.A
Hideki Aoki Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Japan
Sallie Chu Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Polina Kushelev Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Herbert Li Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
P. Scott Selig Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
James Zysopoulos Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Richard Shih Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.
Isaac MacDonald Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	U.S.A.

Page 31 of 32 Pages

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 11 of the Issuer’s Schedule 13D/A filed on February 28, 2018 (Commission File No. 000-89944)).

Exhibit 12	Joint Filing Agreement (incorporated by reference to Exhibit 12 of the Issuer’s Schedule 13D/A filed on January 3, 2019 (Commission File No. 005-89944)).

Exhibit 13
Second Follow-On Funding Notice dated as of January 11, 2019, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 13 of the Issuer’s Schedule 13D/A filed on February 28, 2019 (Commission File No. 005-89944)).

Exhibit 14
Seventeenth Amendment to Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of December 24, 2020 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on December 28, 2020 (Commission File No. 000-55394)).

Page 32 of 32 Pages